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EXHIBIT 12

MGM RESORTS INTERNATIONAL

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio data)

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands)
Earnings:
Income (loss) from continuing operations before income taxes and (income) loss from unconsolidated affiliates	$(1,597,155)	$2,859,550	$(2,025,366)	$(1,824,415)	$(709,740)
Fixed charges (see below)	1,117,327	1,086,865	1,113,580	1,028,673	795,049
Distributed income from unconsolidated affiliates	23,000	63,013	227,764	93,886	70,546

	(456,828)	4,009,428	(684,022)	(701,856)	155,855
Capitalized interest	(969)	(33)	-	(253,242)	(185,763)

	(457,797)	4,009,395	(684,022)	(955,098)	(29,908)

Fixed charges:
Interest expense, net (a)	$1,116,358	$1,086,832	$1,113,580	$775,431	$609,286
Capitalized interest	969	33	-	253,242	185,763

	1,117,327	1,086,865	1,113,580	1,028,673	795,049

Ratio of earnings to fixed charges	(b )	3.69x	(b )	(b )	(b )

Deficiency	$1,575,124	$-	$1,797,602	$1,983,771	$824,957

(a)
Interest expense does not include the interest factor of rental expense as these amounts are not material.
(b)
Earnings were inadequate to cover fixed charges.

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  EXHIBIT 12
MGM RESORTS INTERNATIONAL COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In thousands, except ratio data)